Mark J. DeCesaris
Acting Chief Financial Officer

TEL +1-212-492-1140
FAX +1-212-492-8922
mdecesaris@wpcarey.com
January 21, 2009
VIA EDGAR AND BY FEDERAL EXPRESS
Ms. Cicely LaMothe
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C 20549-0405

Re:	Corporate Property Associates 14 Incorporated Form 10-K for the year ended December 31, 2007 Filed on March 31, 2008 File No. 000-25771
Dear Ms. LaMothe:
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007
Financial Statements and Notes
Note 5 — Real Estate, page 55

Ms. Cicely LaMothe
Corporate Property Associates 14 Incorporated
January 21, 2009

1.	We read your response to comment three and note that you recorded the $8.5 million gain on the transaction based upon the fair value of the asset acquired rather than the fair value of the redeveloped land, the asset surrendered. Please describe your basis for this accounting treatment under APB Opinion 29 and paragraph 1 of EITF 01-2.
Paragraph 1 of EITF 01-2 indicates:
“The basic principle in Opinion 29 is that the accounting for nonmonetary transactions should be based on the fair values of the assets (or services) exchanged. The cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss for the difference between the carrying amount of the surrendered asset and its fair value should be recognized on the exchange. The fair value of the asset received should be used to measure the fair value of the asset surrendered (and the cost of the asset received) if it is more clearly evident than the fair value of the asset surrendered....”
In response to the Staff’s comment, we observe that the asset surrendered in the exchange was a parcel of land that had recently been cleared for redevelopment (i.e., removing existing structures). While the Company does limited development, such development is usually with respect to build-to-suit projects for single tenants and not for multi-tenant property development (which is what the surrendered property required). As such, the Company would have needed to hire an external appraiser, the valuation of such a property (i) would have been inherently more subjective than many other types of properties and (ii) would usually be valued with more weight given on a sale comparison approach.
The property received in the exchange was a new building subject to a long term lease with a single tenant. Such a property is typically valued using a discounted cash flow approach with more objective inputs (most significantly, the market rents from a newly negotiated lease with a third party tenant and a discount rate based on the tenant’s credit). The Company’s primary business is investing in triple net lease single tenant property such as the property received in the exchange.
Accordingly, the Company believes the fair value of the asset received was more readily/objectively determinable and, therefore, more appropriate to use in computing the gain on the exchange and reflecting that asset received on the Company’s books.

Ms. Cicely LaMothe
Corporate Property Associates 14 Incorporated
January 21, 2009

FORM 10-Q FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
Certifications
2.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.
In response to the Staff’s comment, the Company confirms that the officers signed the referenced certifications in a personal capacity and that, in future filings, the certifications will be revised to exclude the functional titles of the certifying individuals from the opening sentence.

Sincerely,
/s/ Mark J. DeCesaris
Mark J. DeCesaris
Acting Chief Financial Officer

Enclosures

cc:	Jaime John Douglas E. Barzelay Thomas Wilkin